Exhibit 99.1

Novonix Limited
(ACN 157 690 830 )

Notice of Annual General Meeting

Notice is given that the Annual General Meeting of the Shareholders of NOVONIX Limited (ACN 157 690 830) (the Company) for 2022 will be hosted as a hybrid meeting (both virtually and in person) at:

Date:	26 October 2022

Time:	9:00am (Brisbane time)

Venue:	Online at https://meetings.linkgroup.com/NVX22,

In person at the offices of Allens, Level 26, 480 Queen Street, Brisbane

(the Meeting).

Given the significant and ongoing health concerns attributed to the COVID-19 pandemic, the Company considers it necessary to hold the Meeting as a hybrid meeting, comprising a virtual meeting as well as an in-person meeting.

The Company will provide Shareholders with the opportunity to attend and participate in the virtual Meeting through an online meeting platform, where Shareholders will be able to watch, listen, submit written questions and vote online. Further instructions for attending via the online platform are set out in the Voting Notes below and in the Virtual Meeting Online Guide, which will be made available on the Company's website. All Shareholders and proxyholders will have an equal opportunity to participate in the Meeting regardless of their physical location.

Shareholders and proxyholders will also be able to participate in the Meeting, including asking questions either online if attending the Meeting through the online platform or via telephone if attending the Meeting through the teleconference facility. If your holding cannot be verified by the moderator, you will attend the Meeting as a visitor and will not be able to ask a question. Please note that participants will not be able to vote using the teleconference facility.

To use the teleconference facility, please contact Link Market Services on 1800 990 363 or +61 1800 990 363 before 5:00pm (Brisbane time) on Tuesday, 25 October 2022 to obtain a personalised PIN number to ask a question via the teleconference facility. You will receive instructions on how to ask a question during the Meeting from the phone moderator.

More information about online and phone participation in the Meeting (including asking questions via the virtual platform or phone) is available in the Virtual Meeting Online Guide, included as an annexure to this Notice.

Important: The resolutions set out in this Notice should be read together with the accompanying Explanatory Memorandum. The Explanatory Memorandum form part of this Notice of Meeting.

Agenda

Financial Statements and Reports

To receive and consider the financial statements of the Company and the reports of the Directors (Directors' Report) and Auditors for the financial year ended 30 June 2022 (Annual Report).

Resolution 1: Remuneration Report (Non-Binding)

To consider and, if thought fit, to pass the following resolution as a non-binding Ordinary Resolution:

'That, for the purposes of section 250R(2) of the Corporations Act and for all other purposes, approval is given for the adoption of the Remuneration Report as set out in the Directors' Report for the financial year ended 30 June 2022.'

Novonix Limited
ACN 157 690 830
Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Note: the vote on this Resolution is advisory only and does not bind the Directors or the Company.

Resolution 2: Re-election of Director – Mr Anthony Bellas

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

'That, Mr Anthony Bellas who retires by rotation in accordance with Listing Rule 14.4 and rule 19.3(b) of the Company's Constitution and offers himself for re-election, be re-elected as a Director.'

Resolution 3: Re-election of Director – Ms Jean Oelwang

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

'That, Ms Jean Oelwang who, having been appointed by the Board as a Director since the last Annual General Meeting, retires in accordance with Listing Rule 14.4 and rule 19.3(b) of the Company's Constitution, being eligible offers herself for election as a Director of the Company, be elected as a Director of the Company.'

Resolution 4: Approval of Performance Rights Plan

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

'That, for the purposes of Listing Rule 7.2, exception 13 and all other purposes, the Company's Performance Rights Plan, as set out in Explanatory Memorandum, and the issue of securities under the Company's Performance Rights Plan, be approved.'’

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 5: Issue of FY22 Performance Rights to Mr Nick Liveris

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

That, for the purposes of Listing Rule 10.14 and for all other purposes, Shareholders approve the issue of 667,831 Performance Rights under the Performance Rights Plan to the Chief Financial Officer, Mr Nick Liveris or his nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 6: Issue of FY23 Performance Rights to Mr Nick Liveris

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

That, for the purposes of Listing Rule 10.14 and for all other purposes, Shareholders approve the issue of 778,400 Performance Rights under the Performance Rights Plan to the Chief Financial Officer, Mr Nick Liveris or his nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”

Novonix Limited
ACN 157 690 830
Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 7: Issue of FY23 Share Rights to Mr Andrew N. Liveris AO

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 69,995 Share Rights in the capital of the Company, to Non-Executive Director Mr Andrew N. Liveris AO or his nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 8: Issue of FY23 Share Rights to Mr Robert Cooper

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 69,995 Share Rights in the capital of the Company, to Non-Executive Director Mr Robert Cooper or his nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 9: Issue of FY23 Share Rights to Mr Anthony Bellas

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 69,995 Share Rights in the capital of the Company, to Non-Executive Director Mr Anthony Bellas or his nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 10: Issue of FY23 Share Rights to Admiral Robert Natter

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 69,995 Share Rights in the capital of the Company, to Non-Executive Director Admiral Robert Natter or his nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Novonix Limited
ACN 157 690 830
Resolution 11: Issue of FY23 Share Rights to Phillips 66 Company

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 69,995 Share Rights in the capital of the Company, to Phillips 66 Company, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 12: Issue of FY23 Share Rights to Ms Jean Oelwang

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 69,995 Share Rights in the capital of the Company, to Non-Executive Director Ms Jean Oelwang or her nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 13: Issue of FY22 Share Rights to Admiral Robert Natter

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 7,263 Share Rights in the capital of the Company, to Non-Executive Director Admiral Robert Natter or his nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Resolution 14: Issue of FY22 Share Rights to Ms Jean Oelwang

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

That, for the purposes of Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 9,170 Share Rights in the capital of the Company, to Non-Executive Director Ms Jean Oelwang or her nominee, on the terms and conditions set out in the Explanatory Memorandum which accompanies this Notice.”

Voting exclusion

The Company will disregard any votes cast on this resolution by certain persons. Details of the applicable voting exclusions are set out in the 'Voting exclusions' section of the Notes to this Notice.

Detailed explanations of the background and reasons for the proposed resolutions are set out in the Explanatory Memorandum.

Novonix Limited
ACN 157 690 830
By order of the Board of Directors

/s/ Suzanne Yeates
Suzanne Yeates
Company Secretary

26 September 2022
Dated

Novonix Limited
ACN 157 690 830
Notes

Eligibility to Vote

Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) permits the Company to specify a time, not more than 48 hours before a general meeting, at which a 'snap-shot' of Shareholders will be taken for the purposes of determining Shareholder entitlements to vote at the Meeting.

The Board has determined that the registered holders of fully paid ordinary shares at 7:00pm (Sydney time) on 24 October 2022 will be taken to be holders of ordinary shares for the purposes of the Meeting and accordingly, will be entitled to attend and vote at the Meeting.

How to Vote

A Shareholder who is entitled to attend and vote at the Meeting may do so:

•	using the online platform;

•	by proxy;

•	by corporate representative (if the Shareholder is a corporation); or

•	by attorney.

Attending and Voting via the Online Platform

We recommend logging in to the online platform at least 15 minutes prior to the scheduled start time for the Meeting using the instructions below:

•	Enter https://meetings.linkgroup.com/NVX22 into a web browser on your computer or online device;

•	Shareholders will need their SRN or HIN (printed at the top of the Proxy Form); and

•	Proxyholders will need their proxy code which Link Market Services will provide via email prior to the Meeting.

Online voting will be open between 15 minutes before the commencement of the Meeting at 9:00am (Brisbane time) on 26 October 2022 and the time that is five minutes after the Chair closes the Meeting.

More information about online participation in the Meeting (including asking questions via the virtual platform or via telephone) is available in the Virtual Meeting Online Guide, included as an annexure to this Notice.

Attendance in person

The Meeting will also be held in person at the offices of Allens, Level 26, 480 Queen Street, Brisbane.

Voting by Proxy

An eligible Shareholder can vote in person at the Meeting or appoint a proxy or, where a Shareholder is entitled to two or more votes, two proxies. Where two proxies are appointed, a Shareholder may specify the number or proportion of votes to be exercised by each proxy appointed. If no number or proportion of votes is specified, each proxy appointed will be taken to exercise half of that Shareholder’s votes (disregarding fractions).

An appointed proxy need not themselves be a Shareholder.

To be valid, the appointment of a proxy (made using a properly completed and executed Proxy Form) must be received by the Company no later than 9:00am (Brisbane time) on 24 October 2022.

Proxy Forms can be submitted in four ways:

•	Online at investorcentre.linkgroup.com

Novonix Limited
ACN 157 690 830
•	By mail to Link Market Services at the following postal address using the enclosed return envelope:

NOVONIX Limited

c/- Link Market Services Limited

Locked Bag A14

Sydney South NSW 1235 Australia

•	By facsimile to +61 2 9287 0309

•	By hand to:

Link Market Services Limited

Parramatta Square

Level 22, Tower 6

10 Darcy Street

Parramatta NSW 2150

Instructions on how to complete the Proxy Form are on the reverse of the Proxy Form attached to this Notice.

If a Proxy Form is signed by an attorney, a Shareholder must also send in the original or a certified copy of the power of attorney or other authority under which the Proxy Form is signed.

Undirected Proxies

The Chairman of the Meeting intends to vote undirected proxy votes in favour of all resolutions (subject to the voting exclusions below).

Voting by Corporate Representative

A Shareholder or proxy which is a corporation and entitled to attend and vote at the Meeting may appoint an individual to act as its corporate representative to vote at the Meeting. The appointment must comply with section 250D of the Corporations Act. The representative should bring to the Meeting evidence of his or her appointment unless it has previously been provided to Link Market Services.

Voting by Attorney

A Shareholder entitled to attend and vote at the Meeting is entitled to appoint an attorney to attend and vote at the Meeting on the Shareholder's behalf. An attorney need not themselves be a Shareholder.

The power of attorney appointing the attorney must be signed and specify the name of each of the Shareholder, the Company and the attorney, and also specify the meeting(s) at which the appointment may be used. The appointment may be a standing one.

To be effective, the power of attorney must also be returned in the same manner, and by the same time, as specified for Proxy Forms.

Voting Exclusions

The Corporations Act and the Listing Rules require that certain persons must not vote in particular ways, and the Company must disregard particular votes cast by or on behalf of certain persons, on the resolutions to be considered at the Meeting. These voting exclusions are described below.

The Corporations Act prohibits votes being cast (in any capacity) on Resolution 1: Remuneration Report by any of the following persons:

Novonix Limited
ACN 157 690 830
(a)	a member of the Key Management Personnel, details of whose remuneration are included in the Remuneration Report; or

(b)	a Closely Related Party of such a member.

However, a person described above may cast a vote on this Resolution as a proxy if the vote is not cast on behalf of a person described above and either:

(c)	the vote is appointed as a proxy by writing that specifies the way the proxy is to vote on this Resolution; or

(d)	the vote is the Chair of the Meeting and the appointment of the Chair as proxy:

(ii)	does not specify the way the proxy is to vote on this Resolution; and

(ii)	expressly authorises the Chair to exercise the proxy even if this Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel for the Company.

Under Listing Rule 14.11, the Company will disregard any votes cast in favour of a Resolution by or on behalf of:

(a)	the below named person or class of persons excluded from voting; or

(b)	an associate of that person or those persons:

Resolution	Persons excluded from voting
Resolution 4: Approval of Performance Rights Plan	Any person who is eligible to participate in the Performance Rights Plan.
Resolution 5: Approval of issue of FY22 Performance Rights to Mr Nick Liveris
•      Nick Liveris and any Director of the Company who is eligible to participate in the Performance Rights Plan
•      any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 6: Approval of issue of FY23 Performance Rights to Mr Nick Liveris
•      Nick Liveris and any Director of the Company who is eligible to participate in the Performance Rights Plan
•      any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 7: Approval of issue of FY23 Share Rights to Mr Andrew N. Liveris AO
•      Andrew N. Liveris AO and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)
•      any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 8: Approval of issue of FY23 Share Rights to Mr Robert Cooper
•      Mr Robert Cooper and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)
•      any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Novonix Limited
ACN 157 690 830
Resolution	Persons excluded from voting
Resolution 9: Approval of issue of FY23 Share Rights to Mr Anthony Bellas
•     Anthony Bellas and any other Director of the Company who is eligible to participate in the Performance Rights Plan
•     any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 10: Approval of issue of FY23 Share Rights to Admiral Robert Natter
•      Admiral Robert Natter and any other Director of the Company who is eligible to participate in the Performance Rights Plan
•      any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 11: Approval of issue of FY23 Share Rights to Phillips 66 Company
•      Phillips 66 Company and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)
•      any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 12: Approval of issue of FY23 Share Rights to Ms Jean Oelwang
•      Jean Oelwang and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)
•      any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 13: Approval of issue of FY22 Share Rights to Admiral Robert Natter
•      Admiral Robert Natter and any other Director of the Company who is eligible to participate in the Performance Rights Plan
•      any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

Resolution 14: Approval of issue of FY22 Share Rights to Jean Oelwang
•      Jean Oelwang and any other person who will obtain a material benefit as a result of the issue of the Share Rights (except a benefit solely by reason of being a holder of Shares)
•      any person who is a Key Management Personnel as at the time the Resolution is voted on at the Meeting, or any of their Closely Related Parties, as a proxy

However, this does not apply to a vote cast in favour of a Resolution by:

Novonix Limited
ACN 157 690 830
(a)	a person as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or

(c)	a holder acting solely as nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and

(ii)	the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

The Company will also apply these voting exclusions to persons appointed as attorney by a Shareholder to attend and vote at the Extraordinary General Meeting under a power of attorney, as if they were appointed as a proxy.

Resolutions

All items of business involving a vote by Shareholders require Ordinary Resolutions, which means that, to be passed, the item needs the approval of a simple majority of the votes cast by Shareholders entitled to vote on the Resolution.

Novonix Limited
ACN 157 690 830
Explanatory Memorandum

This Explanatory Memorandum (including any annexures) forms part of the notice convening the Annual General Meeting of Novonix Limited to be held virtually at 8:00am (AEST) on 30 November 2022.

Financial Statements and Reports

As required by section 317 of the Corporations Act, the Financial Report, Directors’ Report and Auditor’s Report of the Company and its consolidated entities for the most recent financial year (namely the period ended 30 June 2022) will be laid before the Meeting. Shareholders will be provided with the opportunity to ask questions about the reports.

There is no requirement for a Shareholder resolution on this item. Accordingly, there will be no resolution put to the Meeting.

In addition to asking questions at the Meeting, Shareholders may address written questions to the Chairman about the management of the Company or to the Company's auditor, PwC, if the question is relevant to:

•	the content of the auditor's report; or

•	the conduct of the business of the annual financial report to be considered at the meeting.

Written questions from Shareholders must be submitted by no later than 5 Business Days before the Meeting to the Company at the Company's registered office.

Resolution 1: Remuneration Report

The Remuneration Report is required to be considered by Shareholders in accordance with section 250R of the Corporations Act.

The Remuneration Report for the year ended 30 June 2022:

•	explains the Board’s policy for determining the nature and amount of remuneration of the Company's Directors and executive officers;

•	explains the relationship between the Board’s remuneration policy and the Company’s performance;

•	sets out remuneration details for each Director and each of the Company's executives and group executives named in the Remuneration Report for the financial year ended on 30 June 2022; and

•	details and explains any performance conditions applicable to the remuneration of executive Directors and other executive officers.

The Remuneration Report, contained in the Company's 2022 Annual Report, is available on the Company's website at https://www.novonixgroup.com/.

Shareholders will have an opportunity to ask questions and make comments about the Remuneration Report at the Meeting. Ordinary Shareholders will be asked to vote on a resolution to adopt the Remuneration Report. Under the Corporations Act, the vote on the resolution is advisory only and does not bind the Board or the Company. The Board will take the discussion at the Meeting into consideration when determining the Company's remuneration policy and appropriately respond to any concerns Shareholders may raise in relation to remuneration issues.

Directors' recommendation

The Directors abstain, in the interests of corporate governance, from making a recommendation in relation to Resolution 1.

Novonix Limited
ACN 157 690 830
Resolution 2: Re-Election of Director – Mr Anthony Bellas

Listing Rule 14.4 provides that a director of an entity must not hold office (without re-election) past the third annual general meeting following the director's appointment or 3 years, whichever is the longer, and that a director appointed to fill a casual vacancy must also not hold office (without re-election) past the company's next annual general meeting.

Rule 19.2(b) of the Company's Constitution provides that no Director who is not a managing director may hold office without re-election beyond the third annual general meeting at which the Director was last elected or re-elected.

Mr Anthony Bellas' was last re-elected to the Board with the approval of Shareholders at the Company's 2019 Annual General Meeting. In accordance with the Listing Rules and the Company's Constitution, Mr Anthony Bellas retires from office and offers himself for re- election

Directors' recommendation

The Directors (with the candidate abstaining) unanimously recommend that Shareholders vote in favour of Mr Anthony Bellas' re-election as a Director.

Resolution 3: Re-election of Director – Ms Jean Oelwang

Listing Rule 14.4 and rule 19.2 of the Company's Constitution provides that a Director appointed by the Board will hold office until the conclusion of the next AGM following his or her appointment.

On 1 March 2022, the Company announced that Ms Jean Oelwang had been appointed by the Board as an addition to the Board. Accordingly, Ms Jean Oelwang (being eligible) offers herself for re-election at this Meeting.

Ms. Oelwang has 18 years of experience in helping to start and lead telecommunications companies in South Africa, Colombia, Bulgaria, Singapore, Hong Kong, Australia, and the US. This included roles in marketing, customer service, sales, and as a CEO.

Over the last 17 years, she has been the CEO and President of Virgin Unite, helping lead the incubation and start-up of several global initiatives, many with a focus on sustainability, including: The Elders, The B Team, The Carbon War Room (merged with RMI), Ocean Unite, and The Caribbean Climate Smart Accelerator. Ms. Oelwang also worked with 25 Virgin businesses across 15 industries to help embed purpose in all they do and served as a Partner in the Virgin Group leading their people strategy.

She is on the Advisory Council of The Elders, is a B Team leader, is the cofounder of Plus Wonder, and the author of the book Partnering.

Directors' recommendation

The Directors (with the candidate abstaining) unanimously recommend that Shareholders vote in favour of Ms Jean Oelwang's re-election as a Director.

Resolution 4: Approval of Performance Rights Plan

Resolution 4 seeks Shareholder approval of the NOVONIX Limited Performance Rights Plan for the purposes of Listing Rule 7.2, exception 13.

Background to the Performance Rights Plan

The Performance Rights Plan was established in 2015 and was subsequently approved by Shareholders at the 2018 Annual General Meeting and most recently at the 2021 Annual General Meeting. The plan has been developed to assist the Company to better align the interests of its current and future Directors and executive management and senior leadership teams with the interests of its Shareholders, by linking part of their remuneration with the financial performance of the Company and therefore, drive the Company's performance.

Novonix Limited
ACN 157 690 830
Under the Performance Rights Plan, NOVONIX intends to grant Performance Rights to participants at no cost. Each Performance Right, once vested, will entitle the participant to acquire one Share, at no cost to the participant.

Why is Shareholder approval sought in respect of the Performance Rights Plan?

Listing Rule 7.1 restricts the number of new securities which the Company can issue in any 12 month period to 15% of the number of Shares on issue 12 months before the issue date, unless Shareholder approval has been obtained or an exception applies (15% Limit Rule).

Listing Rule 7.2, exception 13 provides an exception to the 15% Limit Rule (Exception 13). The operation of Exception 13 is two-fold. Firstly, the Company will be permitted to issue securities under the Performance Rights Plan in circumstances where that issue would otherwise cause the Company to exceed the 15% Limit Rule. Secondly, any Shares issued under the Performance Rights Plan within 12 months of a particular Reference Date will effectively be taken to increase the number of Shares on issue as at that Reference Date for the purposes of determining whether any subsequent issue of securities would comply with the 15% Limit Rule.

Exception 13 will apply to the Performance Rights Plan if, within three years before the issue date of securities under the Performance Rights Plan, Shareholders have approved the issue of securities under the Performance Rights Plan, as an exception to Listing Rule 7.1 and the 15% Limit Rule.

At the 2021 Annual General Meeting, the Performance Rights Plan was approved by Shareholders for the purposes of Exception 13 on the basis that the maximum number of equity securities proposed to be issued under the Performance Rights Plan for a three year period in reliance of Exception 13 will not exceed 10,000,000. Once this maximum number is exceeded, any issue of securities under the Performance Rights Plan will count towards the 15% Limit Rule. Since the 2021 Annual General Meeting, the Company has issued 4,625,526 Performance Rights. The Company seeks the approval of Shareholders to increase the maximum number of equity securities proposed to be issued under the Performance Rights Plan in reliance of Exception 13 to 25,000,000 Performance Rights.

The Board considers it desirable to maximise the flexibility available to the Company through exception 13 so that the Company may access capital under ASX Listing Rule 7.1 through subsequent share issues as required. If this resolution is approved by Shareholders, issues under the Performance Rights Plan (not exceeding a total of 25,000,000 securities) over the next three years will not be included in the calculation of the 15% Limit Rule. If this resolution is not approved by Shareholders, the Company may continue to rely on the Shareholder approval granted in the 2021 Annual General Meeting such that issues under the Performance Rights Plan (not exceeding a total of 10,000,000 securities) over the next two years will not be included in the calculation of the 15% Limit Rule.

The Board is empowered to operate the Performance Rights Plan and grant Performance Rights to eligible participants in accordance with the Listing Rules and on the terms set out in Annexure A of this Explanatory Memorandum.

Information required by ASX Listing Rule 7.2, Exception 13

(a)	A summary of the terms of the Performance Rights Plan is provided in Annexure A to this Explanatory Memorandum.

(b)	4,625,526 Performance Rights have been issued under the Performance Rights Plan since it was last approved by Shareholders at the Company's 2021 AGM.

(c)	The maximum number of equity securities proposed to be issued under the Performance Rights Plan following approval of Resolution 4 in reliance of Exception 13 shall not exceed 25,000,000.

Novonix Limited
ACN 157 690 830
Directors' recommendation

The Directors abstain, in the interests of corporate governance, from making a recommendation in relation to Resolution 4.

Resolutions 5 and 6 – Issues of Performance Rights

Introduction

To incentivise Nick Liveris to work towards the long term growth of the Company and align his interests with the interests of Shareholders, the Company proposes, subject to Shareholder approval, to issue the following Performance Rights under the Performance Rights Plan to Nick Liveris:

Name	Number

FY22 Performance Rights	667,831 Performance Rights

FY23 Performance Rights	778,400 Performance Rights

During FY22, the Board received advice from an independent remuneration consultant and reviewed the structure of the Company's current incentive plans based on market practice and feedback received from both investors and proxy advisors. As a result of this review, the Board determined that from 1 July 2021, the payment of any long-term incentives will be structured through the issue of performance rights at the commencement of an assessment period (Performance Rights). Consistent with general practice for the award of long-term incentives to executives in the United States, the vesting of the LTI awards into Shares will be structured as 50% performance based and 50% time based (retention), with the dollar value of the LTI award for the relevant financial year being converted into a fixed number of Performance Rights based on the market value of Novonix Shares at the time of grant. The date of grant for the Performance Rights is to be fixed as the commencement of each financial year on 1 July.

The Performance Rights will vest and convert into Shares at the end of the assessment period, based on the satisfaction of the performance criteria set for those Performance Rights, with any unvested Performance Rights lapsing. The long-term incentives will be issued as Performance Rights under the Company's existing Performance Rights Plan, and will be issued on the terms and conditions set out in the Plan Rules for the Performance Rights Plan.

A summary of the terms of the Performance Rights Plan is set out in Annexure A.

FY22 Performance Rights

Resolution 5 seeks Shareholder approval for the grant of 667,831 Performance Rights to Nick Liveris under the Performance Rights Plan in respect of the FY22 LTI award (FY22 Performance Rights).

The number of FY22 Performance Rights to be issued for the relevant performance period (described below) is calculated as follows:

•
 FY22 component of 304,195 Performance Rights: calculated by dividing the approved FY22 LTI award of AUD $705,733 by the closing price of the Company's shares on ASX (AUD $2.32 per Share) as at 1 July 2021 as the issue price; plus

•
 FY21 component of 363,636 Performance Rights: calculated by dividing Nick Livers' FY21 salary of AUD $320,000 by the closing price of the Company's shares on ASX (AUD $0.88 per Share) as at 1 July 2020 as the issue price.

As such, 667,831 FY22 Performance Rights will be issued to Nick Liveris.

Novonix Limited
ACN 157 690 830
The FY22 Performance Rights will only vest upon satisfaction of the vesting conditions (see below for further details) which are measured over the three year period from 1 July 2021 to 30 June 2024 (FY22 Performance Period).

Subject to the satisfaction of the vesting conditions described below and to any adjustment in accordance with the rules of the Performance Rights Plan, Nick Liveris will receive one Share for each vested FY22 Performance Right.

Vesting conditions

The number of FY22 Performance Rights which vest will depend on the extent to which the vesting conditions applicable to the FY22 Performance Rights (Vesting Conditions) have been satisfied for the FY22 Performance Period. The Vesting Conditions have been set so as to align the interests of key management personnel with those of Shareholders.

If any of the FY22 Performance Rights vest, Nick Liveris will be allocated the relevant number of Shares as soon as practicable following vesting (anticipated to be in August 2024).

Of the FY22 Performance Rights to be granted:

•	50% are tested against the Retention Measure; and

•	50% are tested against the Revenue Measure, as described below.

Vesting Condition 1 – Retention Measure

50% of the FY22 Performance Rights will vest if Nick Liveris remains employed by a Company group member at the end of the FY22 Performance Period.

If Nick Liveris ceases to be employed by a Company group member before the end of the FY22 Performance Period, then the Retention Measure vesting condition will not have been satisfied and 50% of the FY22 Performance Rights will lapse.

Vesting Condition 2 – Revenue Measure

50% of the FY22 Performance Rights will vest (the performance-based component) if the Company achieves certain revenue targets in respect of the 2024 Financial Year (assessed as at 30 June 2024).

The FY22 Performance Rights vest in accordance with a sliding scale once the minimum revenue performance hurdle, being 47.37% (rounded to two decimal points) of the revenue target required to vest 100% of the performance-based component of the FY22 Performance Rights, is met. On meeting the minimum performance hurdle, 50% of the performance-based component of the FY22 Performance Rights will vest.

FY23 Performance Rights

Resolution 6 seeks Shareholder approval for the grant of 778,400 Performance Rights to Nick Liveris under the Performance Rights Plan in respect of the FY23 LTI award (FY23 Performance Rights).

The number of FY23 Performance Rights to be issued to Nick Liveris for the relevant performance period (778,400 Performance Rights) is calculated by dividing the approved FY23 LTI award of AUD $1,735,832 by the closing price of the Company's shares on ASX (AUD $2.23 per Share) as at 1 July 2022 as the issue price.

The FY23 Performance Rights will only vest upon satisfaction of the vesting conditions (see below for further details) which are measured over the three-year period from 1 July 2022 to 30 June 2025 (FY23 Performance Period).

Novonix Limited
ACN 157 690 830
Subject to the satisfaction of the vesting conditions described below and to any adjustment in accordance with the rules of the Performance Rights Plan, Nick Liveris will receive one Share for each vested FY23 Performance Right.

Vesting conditions

The number of FY23 Performance Rights which vest will depend on the extent to which the vesting conditions applicable to the FY22 Performance Rights (Vesting Conditions) have been satisfied for the FY23 Performance Period. The Vesting Conditions have been set so as to align the interests of key management personnel with those of Shareholders.

If any of the FY23 Performance Rights vest, Nick Liveris will be allocated the relevant number of Shares as soon as practicable following vesting (anticipated to be in August 2025).

Of the FY23 Performance Rights to be granted:

•	50% are tested against the Retention Measure; and

•	50% are tested against the Revenue Measure, as described below.

Vesting Condition 1 – Retention Measure

50% of the FY23 Performance Rights will vest if Nick Liveris remains employed by a Company group member at the end of the FY23 Performance Period.

If Nick Liveris ceases to be employed by a Company group member before the end of the FY23 Performance Period, then the Retention Measure vesting condition will not have been satisfied and 50% of the FY23 Performance Rights will lapse.

Vesting Condition 2 – Revenue Measure

50% of the FY23 Performance Rights will vest (the performance-based component) if the Company achieves certain revenue targets in respect of the 2025 Financial Year (assessed as at 30 June 2025).

The FY23 Performance Rights vest in accordance with a sliding scale once the minimum revenue performance hurdle, being 41.67% (rounded to two decimal points) of the revenue target required to vest 100% of the performance-based component of the FY23 Performance Rights, is met. On meeting the minimum performance hurdle, 50% of the performance-based component of the FY23 Performance Rights will vest.

Regulatory Requirements

Chapter 2E of the Corporations Act prohibits a public company from giving a financial benefit to a related party of the company unless either the giving of the financial benefit falls within one of the exceptions to the provisions; or prior shareholder approval is obtained to the giving of the financial benefit.

Related party is widely defined under the Corporations Act and includes directors of a company and the children of a director. Financial benefit is defined broadly and includes benefits from the public company’s subsidiaries. It is necessary to look at the economic and commercial substance and the effect of the transaction in determining the financial benefit. The Corporations Act requires that any consideration that is given is disregarded, even if the consideration is adequate. The proposed grant of Performance Rights under the Performance Rights Plan constitutes the giving a financial benefit, and Nick Liveris (who is the son of the director Andrew N. Liveris AO) is a related party of the Company.

The Directors consider that Shareholder approval pursuant to Chapter 2E of the Corporations Act is not required in respect of the grant of the Performance Rights because the grant of the Performance Rights forms part of the remuneration package of these individuals and is considered reasonable remuneration in the circumstances.

Novonix Limited
ACN 157 690 830
Shareholder Approval

Listing Rule 10.14 provides that a listed company must not issue or agree to issue equity securities to a related party under an employee incentive scheme unless it obtains the approval of its shareholders. The proposed issue of the Performance Rights to the above-mentioned parties under the Performance Rights Plan falls within Listing Rule 10.14.1 and therefore requires Shareholder approval under Listing Rule 10.14.

Resolutions 5 and 6 seek Shareholder approval under Listing Rule 10.14 for the issue of Performance Rights to Nick Liveris.

If Shareholder approval is given under Listing Rule 10.14, Shareholder approval is not required under Listing Rule 7.1, and the issue of the Performance Rights will not count towards the 15% Limit Rule.

If Resolutions 5 and 6 are passed, the Company will be able to validly issue the Performance Rights to Nick Liveris and without those securities being counted towards the 15% Limit Rule.

If Resolutions 5 and 6 are not passed, the Company will not be able to proceed with the issue and will seek alternative arrangements to compensate/incentivise Nick Liveris.

Resolution 5 - Information required by Listing Rule 10.15

In accordance with Listing Rule 10.15, the following information is provided in relation to Resolution 5:

(a)	The person participating in the issue is Nick Liveris (or his nominee).

(b)
Nick Liveris is the son of a Director, Mr Andrew N. Liveris AO, and therefore a related party of the Company and subject to Listing Rule 10.14.1. In the event the Performance Rights are issued to a nominee of Nick Liveris, that person will fall into the category stipulated by Listing Rule 10.14.2.

(c)	The maximum number of securities to be issued is 667,831 Performance Rights.

(d)	Nick Liveris' current total remuneration package consists of:

(i)	Total Fixed Remuneration (TFR) of USD $400,000 (comprising base salary);

(ii)	Short Term Incentive target of 100% of TFR;

(iii)	Long Term Incentive target of USD $1,300,000; and

(iv)	3,500,000 Options currently on issue.

Further details regarding Nick Liveris' remuneration package are set out in the Remuneration Report in the Company's FY22 Annual Report.

(e)	1,200,000 Performance Rights have previously been issued to Nick Liveris under the Performance Rights Plan. These Performance Rights were awarded to Nick Liveris for nil consideration.

(f)
A summary of the material terms of the Performance Rights and the value the Company attributes to the Performance Rights is set out above. Nick Liveris' Performance Rights have been structured as an issue of Performance Rights because Performance Rights create share price alignment between Nick Liveris and Shareholders.

(g)	The Performance Rights will be issued no later than 12 months after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules).

(h)	The Performance Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.

Novonix Limited
ACN 157 690 830
(i)	A summary of the material terms of the Performance Rights Plan is set out in Annexure A to this Explanatory Memorandum.

(j)	No loan has been or will be provided to Nick Liveris in relation to the issue of the Performance Rights.

(k)
Details of any securities issued to Nick Liveris under the Performance Rights Plan will be published in the Company’s annual report relating to the period in which they were issued, along with a statement that approval for the issue was obtained under Listing Rule 10.14. Any additional persons covered by Listing Rule 10.14 who become entitled to participate in an issue of securities under the Performance Rights Plan after this resolution is approved and who are not named in this notice of meeting will not participate until approval is obtained under that rule.

A voting exclusion statement has been included in this Notice.

Resolution 6 - Information required by Listing Rule 10.15

In accordance with Listing Rule 10.15, the following information is provided in relation to Resolution 6:

(a)	The person participating in the issue is Nick Liveris (or his nominee).

(b)
Nick Liveris is the son of a Director, Mr Andrew N. Liveris AO, and therefore a related party of the Company and subject to Listing Rule 10.14.1. In the event the Performance Rights are issued to a nominee of Nick Liveris, that person will fall into the category stipulated by Listing Rule 10.14.2.

(c)	The maximum number of securities to be issued is 778,400 Performance Rights.

(d)	Nick Liveris' current total remuneration package consists of:

(i)	Total Fixed Remuneration (TFR) of USD $400,000 (comprising base salary);

(ii)	Short Term Incentive target of 100% of TFR;

(iii)	Long Term Incentive target of USD $1,300,000; and

(iv)	3,500,000 Options currently on issue.

Further details regarding Nick Liveris' remuneration package are set out in the Remuneration Report in the Company's FY22 Annual Report.

(e)	1,200,000 Performance Rights have previously been issued to Nick Liveris under the Performance Rights Plan. These Performance Rights were awarded to Nick Liveris for nil consideration.

(f)
A summary of the material terms of the Performance Rights and the value the Company attributes to the Performance Rights is set out above. Nick Liveris' Performance Rights have been structured as an issue of Performance Rights because Performance Rights create share price alignment between Nick Liveris and Shareholders.

(g)	The Performance Rights will be issued no later than 12 months after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules).

(h)	The Performance Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.

(i)	A summary of the material terms of the Performance Rights Plan is set out in Annexure A to this Explanatory Memorandum.

(j)	No loan has been or will be provided to Nick Liveris in relation to the issue of the Performance Rights.

Novonix Limited
ACN 157 690 830
(k)
Details of any securities issued to Nick Liveris under the Performance Rights Plan will be published in the Company’s annual report relating to the period in which they were issued, along with a statement that approval for the issue was obtained under Listing Rule 10.14. Any additional persons covered by Listing Rule 10.14 who become entitled to participate in an issue of securities under the Performance Rights Plan after this resolution is approved and who are not named in this notice of meeting will not participate until approval is obtained under that rule.

A voting exclusion statement has been included in this Notice.

Directors' recommendation

The Directors (other than Andrew Liveris, who has a special interest in Resolutions 5 and 6) recommend that Shareholders approve Resolutions 5 and 6.

Resolutions 7 to 14 – Issues of Share Rights

Introduction

As a result of the Company's increased focus and expansion on operations in the United States, in FY21 the Company undertook an independent assessment of its remuneration framework for Non-Executive Directors. The assessment concluded that, consistent with Non-Executive Director remuneration and governance practices based on peer group companies in the United States, moving forward Non- Executive Director remuneration should include the grant of annual equity awards using a value-based approach. The Board has decided to adopt this recommendation by issuing share rights to Non-Executive Directors of the Company for each financial year with a fixed US dollar value (Share Rights), subject to approval of Shareholders at each annual general meeting of the Company.

Ms Zhanna Golodryga is not permitted to receive remuneration, including any equity incentives (such as the Share Rights) in her personal capacity under the terms of her employment with Phillips 66 and terms of engagement with the Company. Accordingly, subject to shareholder approval, the Company proposes to issue the Share Rights that she would have received to Phillips 66 instead.

For FY23, the Company proposes, subject to Shareholder approval, to issue the following Share Rights to the Non-Executive Directors of the Company (FY23 Share Rights):

Name	Number

Andrew N. Liveris AO	69,995 Share Rights

Robert Cooper	69,995 Share Rights

Anthony Bellas	69,995 Share Rights

Phillips 66	69,995 Share Rights

Jean Oelwang	69,995 Share Rights

Admiral Robert Natter	69,995 Share Rights

Novonix Limited
ACN 157 690 830
FY22 Share Rights

In addition, Jean Oelwang, as newly appointed Non-Executive Director of the Company, will receive 9,170 Share Rights, while Admiral Robert Natter will receive 7,263 Share Rights in respect of FY22 (FY22 Share Rights). This is to reflect the fact that each of Jean Oelwang and Admiral Robert Natter were appointed as Non-Executive Directors of the Company during the FY22 Financial Year and were therefore entitled to a pro-rata allocation of Share Rights for the FY22 Financial Year.

The number of FY22 Share Rights to be issued to Jean Oelwang and Admiral Robert Natter comprises a pro-rata amount of the USD $110,000 value of the Share Rights for FY22, based on the date of their respective appointment as a Non-Executive Director as a proportion of the FY22 Financial Year.

The number of FY22 Share Rights to be issued to Jean Oelwang and Admiral Robert Natter has been calculated by dividing the value of the Share Rights, as noted above, by the closing share price of the Company's Shares on ASX and the US/AUD spot rate as at 30 November 2021 (in the case of Admiral Robert Natter) and 1 March 2022 (in the case of Jean Oelwang), being the trading day immediately prior to the date that they were respectively appointed to the Board.

The issue of the FY22 Share Rights are to be approved by Shareholders under Resolutions 7 to 14.

Value of FY23 Share Rights

The FY23 Share Rights to be issued to each Non-Executive Director each have a fixed value of USD

$110,000. The number of FY23 Share Rights to be issued has been calculated by dividing the value of the Share Rights (USD 110,000) by the closing share price of the Company's Shares on ASX on 30 June 2022 ($2.28 per Share) and the US/AUD spot rate as at 30 June 2022.

The FY22 Share Rights will automatically vest on issue. The FY23 Share Rights will automatically vest on 30 June 2023 (Vesting Date), provided that the relevant Non-Executive Director holds office as a Director at the Vesting Date. Upon vesting, all Share Rights entitle the holder of the Share Rights, by written notice to the Company, to subscribe for Shares on the basis of one Share for each Share Right, for nil cash consideration. Share Rights that are not exercised before 30 June 2023 will automatically lapse.

If a Non-Executive Director ceases to hold office as a Director prior to the Vesting Date, that person's Share Rights will lapse, and they will be entitled to a pro-rata amount of Shares representing the proportion of the relevant financial year that such person was appointed as a Non-Executive Director. For example, if a Non-Executive Director who is issued FY23 Share Rights ceases to hold office on 31 December, then that Non-Executive Director's Share Rights will lapse and that Non-Executive Director will be entitled to 33,000 Shares for nil consideration (rather than the 66,000 Shares they would have been entitled to had they remained as a Director as at the Vesting Date).

There are otherwise no performance or vesting conditions attached to the Share Rights.

Share Rights – Other terms

There are no participation rights or entitlements inherent in the Share Rights and holders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the Share Rights.

If the Company makes a bonus issue of Shares to Shareholders, the number of Shares which must be issued on the exercise of a Share Right will be increased by the number of Shares which the holder would have received if the holder had exercised the Share Right before the record date for the bonus issue. If the Company makes a rights issue of Shares pro rata to existing Shareholders, there will be no adjustments to these terms and conditions.

Novonix Limited
ACN 157 690 830
If there is any reconstruction of the issued share capital of the Company, the rights of the holders may be varied to comply with the Listing Rules which apply to the reconstruction at the time of the reconstruction.

The Share Rights are not transferable, assignable or able to be otherwise disposed of or encumbered.

Regulatory Requirements

Chapter 2E of the Corporations Act prohibits a public company from giving a financial benefit to a related party of the company unless either the giving of the financial benefit falls within one of the exceptions to the provisions; or prior shareholder approval is obtained to the giving of the financial benefit.

Related party is widely defined under the Corporations Act, and includes directors of a company and the children of a director. Financial benefit is defined broadly and includes benefits from the public company’s subsidiaries. It is necessary to look at the economic and commercial substance and the effect of the transaction in determining the financial benefit. The Corporations Act requires that any consideration that is given is disregarded, even if the consideration is adequate. The proposed grant of Share Rights constitutes the giving a financial benefit to each of the Non-Executive Directors as they are related parties of the Company.

The Directors consider that Shareholder approval pursuant to Chapter 2E of the Corporations Act is not required in respect of the grant of the Share Rights because the grant of the Share Rights forms part of their remuneration package and is considered reasonable remuneration in the circumstances.

Shareholder Approval

Listing Rule 10.11 provides that unless one of the exceptions in Listing Rule 10.12 applies, a listed company must not issue or agree to issue equity securities to a related party unless it obtains the approval of its shareholders. The proposed issue of the Share Rights to the above-mentioned parties falls within Listing Rule 10.11.1 and none of the exceptions under Listing Rule 10.12 applies, therefore requiring Shareholder approval under Listing Rule 10.11.

Resolutions 7 to 14 seek Shareholder approval under Listing Rule 10.11 for the issue of Share Rights to the above-mentioned related parties.

If Shareholder approval is given under Listing Rule 10.11, Shareholder approval is not required under Listing Rule 7.1, and the issue of the Share Rights will not count towards the 15% Limit Rule.

If Resolutions 7 to 14 are passed, the Company will be able to validly issue the Share Rights to the above mentioned parties and without those securities being counted towards the 15% Limit Rule.

If Resolutions 7 to 14 are not passed, the Company will not be able to proceed with the issue, and will seek alternative arrangements to compensate/incentivise those related parties.

Resolution 7 - Information required by Listing Rule 10.13

In accordance with Listing Rule 10.13, the following information is provided in relation to Resolution 7:

(a)	The person participating in the issue is Andrew N. Liveris AO (or his nominee).

(b)
Andrew N. Liveris AO is a director, and therefore a related party of the Company and subject to Listing Rule 10.11.1. In the event the Share Rights are issued to a nominee of Andrew N. Liveris AO, that person will fall into the category stipulated by Listing Rule 10.14.2

(c)	The maximum number of securities to be issued is 69,995 Share Rights.

Novonix Limited
ACN 157 690 830
(d)
The securities to be issued are Share Rights, the material terms of which are summarised above; securities issued upon the exercise of the Share Rights are fully paid ordinary shares in the capital of the Company, ranking equally with existing Shares on issue.

(e)
The Share Rights will be issued no later than 1 month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules) and it is intended that the issue will occur on the same date.

(f)	The Share Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.

(g)	The issue is intended to remunerate Andrew N. Liveris AO. Details of Andrew N. Liveris AO's current total remuneration package for his role as Non-Executive Director consists of:

(i)	Director's fees of USD $160,000 (comprising USD $50,000 in cash with the balance granted as Share Rights); and

(ii)	9,000,000 Options currently on issue.

(h)	Other than those set out in in this Explanatory Memorandum, there are no other material terms in relation to the issue.

A voting exclusion statement has been included in this Notice.

Resolution 8 - Information required by Listing Rule 10.13

In accordance with Listing Rule 10.13, the following information is provided in relation to Resolution 8:

(a)	The person participating in the issue is Robert Cooper (or his nominee).

(b)
Robert Cooper is a director, and therefore a related party of the Company and subject to Listing Rule 10.11.1. In the event the Share Rights are issued to a nominee of Robert Cooper, that person will fall into the category stipulated by Listing Rule 10.14.2

(c)	The maximum number of securities to be issued is 69,995 Share Rights.

(d)
The securities to be issued are Share Rights, the material terms of which are summarised above; securities issued upon the exercise of the Share Rights are fully paid ordinary shares in the capital of the Company, ranking equally with existing Shares on issue.

(e)
The Share Rights will be issued no later than 1 month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules) and it is intended that the issue will occur on the same date.

(f)	The securities will be issued for nil cash consideration, and therefore no funds are raised from the issue.

(g)	The issue is intended to remunerate Robert Cooper. Details of Robert Cooper's current total remuneration package for his role as Non-Executive Director consists of:

(i)	Director's fees of USD $185,000 (comprising $75,000 in cash with the balance granted as Share Rights);

(ii)	200,000 Options currently on issue.

(h)	Other than those set out in in this Explanatory Memorandum, there are no other material terms in relation to the issue.

A voting exclusion statement has been included in this Notice.

Novonix Limited
ACN 157 690 830
Resolution 9 - Information required by Listing Rule 10.13

In accordance with Listing Rule 10.13, the following information is provided in relation to Resolution 9:

(a)	The person participating in the issue is Anthony Bellas (or his nominee).

(b)
Anthony Bellas is a Director, and therefore a related party of the Company and subject to Listing Rule 10.11.1. In the event the Share Rights are issued to a nominee of Anthony Bellas, that person will fall into the category stipulated by Listing Rule 10.14.2

(c)	The maximum number of securities to be issued is 69,995 Share Rights.

(d)
The securities to be issued are Share Rights, the material terms of which are summarised above; securities issued upon the exercise of the Share Rights are fully paid ordinary shares in the capital of the Company, ranking equally with existing Shares on issue.

(e)
The Share Rights will be issued no later than 1 month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules) and it is intended that the issue will occur on the same date.

(f)	The Share Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.

(g)
The issue is intended to remunerate Anthony Bellas. Details of Anthony Bellas' current total remuneration package for his role as Non-Executive Director consists of Director's fees of USD $207,500 (comprising USD $97,500 in cash with the balance granted as Share Rights).

(h)	Other than those set out in in this Explanatory Memorandum; there are no other material terms in relation to the issue.

A voting exclusion statement has been included in this Notice.

Resolution 10 - Information required by Listing Rule 10.13

In accordance with Listing Rule 10.13, the following information is provided in relation to Resolution 10:

(a)	The person participating in the issue is Admiral Robert Natter (or his nominee).

(b)
Admiral Robert Natter is a director, and therefore a related party of the Company and subject to Listing Rule 10.11.1. In the event the Share Rights are issued to a nominee of Admiral Robert Natter, that person will fall into the category stipulated by Listing Rule 10.14.2.

(c)	The maximum number of securities to be issued is 69,995 Share Rights.

(d)
The securities to be issued are Share Rights, the material terms of which are summarised above; securities issued upon the exercise of the Share Rights are fully paid ordinary shares in the capital of the Company, ranking equally with existing Shares on issue.

(e)
The Share Rights will be issued no later than 1 month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules) and it is intended that the issue will occur on the same date.

(f)	The Share Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.

(g)	The issue is intended to remunerate Admiral Robert Natter. Details of Admiral Robert Natter's current total remuneration package for his role as a Non-Executive Director consists of:

Novonix Limited
ACN 157 690 830
(i)	Director's fees of USD $216,000 (comprising USD $106,000 in cash with the balance granted as Share Rights);

(ii)	1,500,000 Options currently on issue.

(h)	Other than those set out in in this Explanatory Memorandum, there are no other material terms in relation to the issue.

A voting exclusion statement has been included in this Notice.

Resolution 11 - Information required by Listing Rule 10.13

In accordance with Listing Rule 10.13, the following information is provided in relation to Resolution 11:

(a)	The person participating in the issue is Phillips 66 Company.

(b)
Phillips 66 Company is a substantial (10%) holder in the Company and has nominated a director to the board of the Company, and therefore a related party of the Company and subject to Listing Rule 10.11.3.

(c)	The maximum number of securities to be issued is 69,995 Share Rights.

(d)
The securities to be issued are Share Rights, the material terms of which are summarised above; securities issued upon the exercise of the Share Rights are fully paid ordinary shares in the capital of the Company, ranking equally with existing Shares on issue.

(e)
The Share Rights will be issued no later than 1 month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules) and it is intended that the issue will occur on the same date.

(f)	The Share Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.

(g)	The issue is to provide Phillips 66 with equity in the Company in lieu of providing remuneration to Ms Zhanna Golodryga in her capacity as a Director of the Company.

(h)	Other than those set out in in this Explanatory Memorandum, there are no other material terms in relation to the issue.

A voting exclusion statement has been included in this Notice.

Resolution 12 - Information required by Listing Rule 10.13

In accordance with Listing Rule 10.13, the following information is provided in relation to Resolution 12:

(a)	The person participating in the issue is Jean Oelwang (or her nominee).

(b)
Jean Oelwang is a director, and therefore a related party of the Company and subject to Listing Rule 10.11.1. In the event the Share Rights are issued to a nominee of Jean Oelwang, that person will fall into the category stipulated by Listing Rule 10.14.2.

(c)	The maximum number of securities to be issued is 69,995 Share Rights.

(d)
The securities to be issued are Share Rights, the material terms of which are summarised above; securities issued upon the exercise of the Share Rights are fully paid ordinary shares in the capital of the Company, ranking equally with existing Shares on issue.

(e)
The Share Rights will be issued no later than 1 month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules) and it is intended that the issue will occur on the same date.

Novonix Limited
ACN 157 690 830
(f)	The Share Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.

(g)
The issue is intended to remunerate Jean Oelwang. Details of Jean Oelwang's current total remuneration package for her role as a Non-Executive Director consists of Director's fees of USD $167,500 (comprising USD $57,500 in cash with the balance granted as Share Rights).

(h)	Other than those set out in in this Explanatory Memorandum, there are no other material terms in relation to the issue.

A voting exclusion statement has been included in this Notice.

Resolution 13 - Information required by Listing Rule 10.13

In accordance with Listing Rule 10.13, the following information is provided in relation to Resolution 13:

(a)	The person participating in the issue is Admiral Robert Natter (or his nominee).

(b)
Admiral Robert Natter is a director, and therefore a related party of the Company and subject to Listing Rule 10.11.1. In the event the Share Rights are issued to a nominee of Admiral Robert Natter, that person will fall into the category stipulated by Listing Rule 10.14.2.

(c)	The maximum number of securities to be issued is 7,263 Share Rights.

(d)
The securities to be issued are Share Rights, the material terms of which are summarised above; securities issued upon the exercise of the Share Rights are fully paid ordinary shares in the capital of the Company, ranking equally with existing Shares on issue.

(e)
The Share Rights will be issued no later than 1 month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules) and it is intended that the issue will occur on the same date.

(f)	The Share Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.

(g)	The issue is intended to remunerate Admiral Robert Natter. Details of Admiral Robert Natter's current total remuneration package for his role as a Non-Executive Director consists of:

(i)	Director's fees of USD $216,000 (comprising USD $106,000 in cash with the balance granted as Share Rights);

(ii)	1,500,000 Options currently on issue.

(h)	Other than those set out in in this Explanatory Memorandum, there are no other material terms in relation to the issue.

A voting exclusion statement has been included in this Notice.

Resolution 14 - Information required by Listing Rule 10.13

In accordance with Listing Rule 10.13, the following information is provided in relation to Resolution 14:

(a)	The person participating in the issue is Jean Oelwang (or her nominee).

(b)
Jean Oelwang is a director, and therefore a related party of the Company and subject to Listing Rule 10.11.1. In the event the Share Rights are issued to a nominee of Jean Oelwang, that person will fall into the category stipulated by Listing Rule 10.14.2.

(c)	The maximum number of securities to be issued is 9,170 Share Rights.

Novonix Limited
ACN 157 690 830
(d)
The securities to be issued are Share Rights, the material terms of which are summarised above; securities issued upon the exercise of the Share Rights are fully paid ordinary shares in the capital of the Company, ranking equally with existing Shares on issue.

(e)
The Share Rights will be issued no later than 1 month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules) and it is intended that the issue will occur on the same date.

(f)	The Share Rights will be issued for nil cash consideration, and therefore no funds are raised from the issue.

(g)
The issue is intended to remunerate Jean Oelwang. Details of Jean Oelwang's current total remuneration package for her role as a Non-Executive Director consists of Director's fees of USD $167,500 (comprising USD $57,500 in cash with the balance granted as Share Rights);

(h)	Other than those set out in in this Explanatory Memorandum, there are no other material terms in relation to the issue.

A voting exclusion statement has been included in this Notice.

Directors' recommendation:

The Directors (other than Andrew N. Liveris AO, who has a special interest in Resolution 7) recommend that Shareholders approve Resolution 7.

The Directors (other than Mr Robert Cooper, who has a special interest in Resolution 8) recommend that Shareholders approve Resolution 8.

The Directors (other than Anthony Bellas, who has a special interest in Resolution 9) recommend that Shareholders approve Resolution 9.

The Directors (other than Admiral Robert Natter, who has a special interest in Resolution 10) recommend that Shareholders approve Resolution 10.

The Directors (other than Zhanna Golodryga, who has a special interest in Resolution 11) recommend that Shareholders approve Resolution 11.

The Directors (other than Jean Oelwang, who has a special interest in Resolution 12) recommend that Shareholders approve Resolution 12.

The Directors (other than Admiral Robert Natter, who has a special interest in Resolution 13) recommend that Shareholders approve Resolution 13.

The Directors (other than Jean Oelwang, who has a special interest in Resolution 14) recommend that Shareholders approve Resolution 14.

Novonix Limited
ACN 157 690 830
Glossary

The following terms used in the Notice and Explanatory Memorandum are defined as follows:

15% Limit Rule has the meaning given to that term in the Explanatory Memorandum.

ASX means the ASX Limited or the securities exchange operated by it (as the case requires).

Board means the board of Directors of the Company from time to time.

Chairman means the person appointed Chairman of the Meeting.

Closely Related Party of a member of the Key Management Personnel means a spouse or child of the member; or a child of the member's spouse; or a dependent of the member or the member's spouse; or anyone else who is one of the member's family and may be expected to influence the member, or be influenced by the member, in the member's dealings with the entity or a company the member controls; or a person prescribed by the Corporations Regulations 2001 (Cth).

Company means Novonix Limited ACN 157 690 830.

Constitution means the constitution of the Company as amended from time to time.

Corporations Act means the Corporations Act 2001 (Cth) as amended from time to time.

Directors means the directors of the Company from time to time.

Explanatory Memorandum means the explanatory memorandum accompanying this Notice.

Key Management Personnel has the same meaning given in the Listing Rules.

Listing Rules means the official listing rules of the ASX as amended from time to time.

Meeting means the Annual General Meeting of Shareholders to be held on 18 November 2022 as convened by the accompanying Notice.

Notice means the notice of meeting giving notice to Shareholders of the Meeting, accompanying this Explanatory Memorandum.

Option means an option to be issued a Share, issued under the Option Plan.

Option Plan means the Company's Executive Option Plan.

Ordinary Resolution means a resolution passed by more than 50% of the votes cast by those entitled to vote on the resolution.

Performance Right means a performance right issued under the Performance Rights Plan.

Performance Rights Plan means the Company's Performance Rights Plan.

Proxy Form means the proxy form accompanying the Notice.

Shareholder means a holder of Shares.

Share means a fully paid ordinary share in the Company.

Share Right has the meaning given to that term in the Explanatory Memorandum.

Vesting Date has the meaning given to that term in the Explanatory Memorandum.

Novonix Limited
ACN 157 690 830
Proxy Form

Novonix Limited
ACN 157 690 830
Annexure A

Summary of the terms of the Performance Rights Plan

Term	Summary of term
Administration and terms of grant
A grant of Performance Rights under the Performance Rights Plan is subject to the rules of the Performance Rights Plan and if relevant, the terms of the specific grant.
The Board has a wide discretion to determine any vesting conditions, and the terms of, Performance Rights granted under the Performance Rights Plan.

Eligibility to participate	The Performance Rights Plan will be open to eligible participants (including Directors, employees and consultants) of the Company or any of its subsidiaries who the Board designates as being eligible.
Grant of Performance Rights
Performance Rights will be offered to eligible participants for no consideration under the Performance Rights Plan. The offer must be in writing, dated and specify, amongst other things, the number of Performance Rights for which the participants may accept and the date for acceptance, the date on which the Performance Rights vest and any conditions to be satisfied before vesting, and any other terms attaching to the rights.

Permitted Nominee
A participant that receives an offer for the grant of Performance Rights may nominate a body corporate Controlled by that participant, or any other entity to hold the rights on their behalf and the Board has discretion whether or not to accept such a nomination.

Vesting of Performance Rights
The Performances Rights vest upon satisfaction of any vesting conditions and any other conditions contained in the offer, provided any acquisition of Shares does not breach Corporations Act or the Listing Rules, if applicable. Each vested Performance Right entitles the holder to be issued one Share after the vesting date.

Cash settlement
The Board may, in its discretion, substitute the issue of Shares on vesting of Performance Rights by making a cash payment in an amount equivalent in value to the number of Shares to which the holder would otherwise be entitled on vesting of the Performance Rights multiplied by the market value of the Share on the date the Performance Rights vested.

Lapse
Unless the Board determines otherwise, unvested Performance Rights shall lapse immediately upon lawful termination or resignation of employment or consultancy arrangement, or if the rights are held by a permitted nominee and the grantee of the rights loses ‘control’ of that nominee, those rights will lapse immediately.

Rights of participants
Performance Rights issued under the Performance Rights Plan do not entitle the holder to notice of, or to vote at, or attend shareholders’ meetings, or to receive any dividends declared by the Company.
Should the Company undergo a reorganisation or reconstruction of capital or any other such change, the number of Shares over which a Right exists will be adjusted (as appropriate) to the extent necessary to comply with the Listing Rules applying to a reorganisation of capital.

Quotation
Performance rights will not be quoted on the ASX. the Company will apply for official quotation of any Shares issued under the
Performance Rights Plan in accordance with the Listing Rules and having regard to any disposal restrictions.

Assignment	Performance rights are not transferable or assignable without the prior written consent of the Board.

Novonix Limited
ACN 157 690 830
Term	Summary of term
Termination or amendment
The Performance Rights Plan may be terminated or suspended at any time by the Board. To the extent permitted by the Corporations Act and the Listing Rules, the Board retains the discretion to vary the terms and conditions of the Performance Rights Plan except where the amendment would have the effect of materially adversely affecting or prejudicing the rights of any participant holding Performance Rights.

Change of control
In the event of a change of control event, the Board has discretion to determine whether unvested Performance Rights (or a pro-rata proportion of such rights) will automatically vest. If the Board determines that the rights will not vest, the rights will lapse or the Board may arrange for rights in the bidder to be granted to the holders on terms decided by the Board. If the Board determines that unvested rights will vest, the Board may issue shares to the holders of such rights, or arrange for shares or rights to be issued to holders of Performance Rights by the bidder, or any combination of the foregoing.

This page is intentionally blank

This page is intentionally blank

ONLINE https://investorcentre.linkgroup.com BY MAIL NOVONIX Limited C/- Link Market Services Limited Locked Bag A14 Sydney South NSW 1235 Australia BY FAX +61 2 9287 0309 BY HAND Link Market Services Limited Parramatta Square, Level 22, Tower 6, 10 Darcy Street, Parramatta NSW 2150 ALL ENQUIRIES TO Telephone: 1300 554 474 Overseas: +61 1300 554 474 NOVONIX Limited ABN 54 157 690 830 YOUR NAME AND ADDRESS This is your name and address as it appears on the Company’s share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. Please note: you cannot change ownership of your shares using this form. APPOINTMENT OF PROXY If you wish to appoint the Chairman of the Meeting as your proxy, mark the box in Step 1. If you wish to appoint someone other than the Chairman of the Meeting as your proxy, please write the name of that individual or body corporate in Step 1. A proxy need not be a shareholder of the Company. DEFAULT TO CHAIRMAN OF THE MEETING Any directed proxies that are not voted on a poll at the Meeting will default to the Chairman of the Meeting, who is required to vote those proxies as directed. Any undirected proxies that default to the Chairman of the Meeting will be voted according to the instructions set out in this Proxy Form, including where the Resolutions are connected directly or indirectly with the remuneration of KMP. VOTES ON ITEMS OF BUSINESS – PROXY APPOINTMENT You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid. APPOINTMENT OF A SECOND PROXY You are entitled to appoint up to two persons as proxies to attend the Meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company’s share registry or you may copy this form and return them both together. To appoint a second proxy you must: (a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded; and (b) return both forms together. SIGNING INSTRUCTIONS You must sign this form as follows in the spaces provided: Individual: where the holding is in one name, the holder must sign. Joint Holding: where the holding is in more than one name, either shareholder may sign. Power of Attorney: to sign under Power of Attorney, you must lodge the Power of Attorney with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place. CORPORATE REPRESENTATIVES If a representative of the corporation is to attend the Meeting virtually the appropriate “Certificate of Appointment of Corporate Representative” must be received at registrars@linkmarketservices.com.au prior to admission in accordance with the Notice of Annual General Meeting. A form of the certificate may be obtained from the Company’s share registry or online at www.linkmarketservices.com.au. This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given above by 9:00am (AEST) on Monday, 24 October 2022, being not later than 48 hours before the commencement of the Meeting. Any Proxy Form received after that time will not be valid for the scheduled Meeting. Proxy Forms may be lodged using the reply paid envelope or: ONLINE https://investorcentre.linkgroup.com Login to the Link website using the holding details as shown on the Proxy Form. Select ‘Voting’ and follow the prompts to lodge your vote. To use the online lodgement facility, shareholders will need their “Holder Identifier” - Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

NAME SURNAME ADDRESS LINE 1 ADDRESS LINE 2 ADDRESS LINE 3 ADDRESS LINE 4 ADDRESS LINE 5 ADDRESS LINE 6 I/We being a member(s) of NOVONIX Limited and entitled to attend and vote hereby appoint: PROXY FORM STEP 2 STEP 1 Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the Meeting. Please read the voting instructions overleaf before marking any boxes with an T * If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a poll and your votes will not be counted in computing the required majority on a poll. 1 Remuneration Report 2 Re-election of Director – Mr Anthony Bellas 3 Re-election of Director – Ms Jean Oelwang 5 Issue of FY22 Performance Rights to Mr Nick Liveris 4 Approval of Performance Rights Plan 6 Issue of FY23 Performance Rights to Mr Nick Liveris 7 Issue of FY23 Share Rights to Mr Andrew N. Liveris AO 8 Issue of FY23 Share Rights to Mr Robert Cooper Resolutions VOTING DIRECTIONS STEP 3 This form should be signed by the shareholder. If a joint holding, either shareholder may sign. If signed by the shareholder’s attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the company’s constitution and the Corporations Act 2001 (Cth). Shareholder 1 (Individual) Joint Shareholder 2 (Individual) Joint Shareholder 3 (Individual) Sole Director and Sole Company Secretary Director/Company Secretary (Delete one) Director SIGNATURE OF SHAREHOLDERS – THIS MUST BE COMPLETED 9 Issue of FY23 Share Rights to Mr Anthony Bellas For Against Abstain* For Against Abstain* or failing the person or body corporate named, or if no person or body corporate is named, the Chairman of the Meeting, as my/our proxy to act on my/our behalf (including to vote in accordance with the following directions or, if no directions have been given and to the extent permitted by the law, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 9:00am (AEST) on Wednesday, 26 October 2022 (the Meeting) and at any postponement or adjournment of the Meeting. The Meeting will be conducted as a hybrid event. You can participate by attending in person at the offices of Allens, Level 26, 480 Queen Street, Brisbane or logging in online at https://meetings.linkgroup.com/NVX22 (refer to details in the Virtual Meeting Online Guide). Important for Resolutions 1, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13 and 14: If the Chairman of the Meeting is your proxy, either by appointment or by default, and you have not indicated your voting intention below, you expressly authorise the Chairman of the Meeting to exercise the proxy in respect of Resolutions 1, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13 and 14, even though the Resolutions are connected directly or indirectly with the remuneration of a member of the Company’s Key Management Personnel (KMP). The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. the Chairman of the Meeting (mark box) OR if you are NOT appointing the Chairman of the Meeting as your proxy, please write the name and email of the person or body corporate you are appointing as your proxy APPOINT A PROXY Name Email 10 Issue of FY23 Share Rights to Admiral Robert Natter 11 Issue of FY23 Share Rights to Phillips 66 Company 13 Issue of FY22 Share Rights to Admiral Robert Natter 12 Issue of FY23 Share Rights to Ms Jean Oelwang 14 Issue of FY22 Share Rights to Ms Jean Oelwang NVX PRX2201N *NVX PRX2201N* *X99999999999*